[Letterhead of iParty Corp.]

February 27, 2007

H. Christopher Owings
Assistant Director
Division of Corporation Finance (Mail Stop 3561)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:   iParty Corp.
Registration Statement on Form S-3
File January 12, 2007
File No. 333-139951
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 30, 2006
Forms 10-Q for Fiscal Quarters Ended April 1, 2006, July 1, 2006 and September 30, 2006
File No. 1-15611

Dear Mr. Owings:

iParty Corp. (“iParty” or the “Company”) is responding to your letter dated February 6, 2007 concerning the above-captioned registration statement on Form S-3, Annual Report on Form 10-K and Quarterly Reports on Form 10-Q as filed with the Commission. For your convenience, we have restated your comments in full in italics below and have drafted our responses within the numbered comments and headings used in your letter. The additions and revisions noted below are or will be included, as applicable, in our amended filing on Form S-3/A and all future SEC filings by iParty on Form 10-K and Form 10-Q.

* * * * *

Form S-3

Undertakings, page II-2

1.     Please include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K.

Per your instructions, the registration statement on Form S-3 has been amended to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K.

Exhibit 5.1

2.     Please have counsel revise the first paragraph to indicate the registration statement was filed on January 12, 2007.

Per your instruction, we have had counsel revise the first paragraph to indicate the registration statement was filed on January 12, 2007.

3.     The qualifications to counsel’s opinion in paragraphs four and five are inappropriate. Please advise or revise.

Per your instruction, we have had counsel delete the qualifications contained in prior paragraphs four and five.

Form 10-K for Fiscal Year Ended December 31, 2005

Forms 10-Q for Fiscal Quarters Ended April 1, 2006, July 1, 2006 and September 30, 2006

4.     We note your statement that your disclosure controls and procedures were (1) designed to ensure that material information… is made known to your CEO and CFO by others within those entities, particularly during the period in which your report was being prepared and (2) “effective, in that they provide reasonable assurance…” that information required to be disclosed by you… is recorded, processed, summarized, communicated to management… and reported within the time periods specified in the SEC’s rules and forms. Please confirm to us that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. If true, please revise your future filings accordingly. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.

Per your instructions, we hereby confirm to you that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective at that reasonable assurance level during and as of the end of the periods covered by our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, and each of our Quarterly Reports on Form 10-Q for the fiscal quarters ended April 1, 2006, July 1, 2006 and September 30, 2006.

Per your instructions, we will revise our future SEC filings accordingly.

* * * * *

We appreciate your assistance and guidance in helping us to better comply with applicable disclosure requirements. If you have any questions regarding our response, please contact me or Patrick Farrell, our President and Chief Financial Officer. We both can be reached at (781) 329-3952. In addition, should it be of assistance to you, please contact our counsel, Donald H. Siegel, P.C. or Basilios E. (Bill) Tsingos, Esq., of the firm Posternak Blankstein & Lund LLP. Mr. Siegel’s direct dial is (617)-973-6113 and Mr. Tsingos’ direct dial is (617) 973-6171.

Sincerely,
/s/ SAL PERISANO
Sal Perisano
Chairman of the Board and Chief Executive Officer

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cc:	Anita Karu, Attorney-Adviser
United States Securities and Exchange Commission
Patrick Farrell
iParty Corp.
Donald H. Siegel, P.C.
Basilios E. Tsingos, Esq.
Posternak Blankstein & Lund LLP